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02035835

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED MAY 17 2002 WASH, D.C. 164 SECTION

For the month of MAY, 20 02

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F., MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

Date MAY 13, 2002

By: [signature]
(Signature)*
ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

* Print the name and title of the signing officer under his signature.

PressRelease

TELMEX ANNOUNCES POSSIBLE PARTIAL CONVERSION OF SBC SHARES

Mexico City, May 8, 2002—Teléfonos de México, S.A. de C.V. (Telmex) (BMV: Telmex; NYSE: TMX; Nasdaq: TFONY; Latibex: XTMXL) was informed today that SBC Communications may soon seek to convert up to 80 million AA shares to L shares and that it is possible that SBC may sell all or part of the shares converted.

SBC indicated that it wants to maintain its investment at Telmex at a level of around 7.5% of total share capital; it currently holds 8.1%.

TELMEX is the leading telecommunications company in Mexico with 13.6 million telephone lines in service, 1.7 million line equivalents for data transmission and 986 thousand Internet accounts. TELMEX offers telecommunications services through a 70 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers.

Visit www.telmex.com

TELMEX